**Exhibit 99**

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

## Stage Stores Announces Executive Promotion; Begins Development of eCommerce Platform

HOUSTON, TX, March 3, 2010 – Stage Stores, Inc. (NYSE: SSI) announced today that Steven Hunter, Senior Vice President, Chief Information Officer, has been promoted to Executive Vice President, Chief Information Officer. The promotion is being made in conjunction with Hunter assuming responsibility for the Company's eCommerce initiative, which is in the early stage of development. The Company is targeting full roll-out of its eCommerce platform in 2011.

Hunter, 39, joined Stage Stores in June 2008. Prior to joining Stage Stores, Hunter served as Senior Vice President of Information Technology for Belk, Inc. and held positions of escalating leadership responsibility at Best Buy and Kmart. In addition to his new responsibility of overseeing the development of the Company's eCommerce platform, Hunter oversees Information Services for both the Houston and South Hill Divisions. Hunter reports to Edward Record, Chief Operating Officer.

Commenting on the appointment of Hunter, Record stated, "Steven is a dynamic leader with a strong retail background and extensive knowledge of information systems and technology. Steven has been instrumental in the successful implementation of the Company's new POS platform and North/South store realignment, in addition to the development and pilot of the markdown optimization system. His leadership and vision have driven significant cost efficiencies and productivity improvements and I am confident that, under his leadership, we will meet our goal of rolling-out eCommerce in 2011."

Commenting on the Company's eCommerce initiative, Andy Hall, President and CEO, stated, "This is an exciting opportunity for us to make our merchandise more accessible to consumers in small towns across the nation. Given Steven's impressive track record and leadership abilities, I know we are in good hands on this very important initiative."

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<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 758 stores located in 39 states.  The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage.  For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

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